October 30, 2007

Ms. Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:       Community Banks, Inc. (“Community”)
Schedule TO-I/A filed on October 26, 2007
Response Letter dated October 26, 2007
SEC File No. 5-39437

Correspondence dated October 29, 2007

Dear Ms. Chalk:

In your comment letter dated October 29, 2007, you requested that we analyze why distribution of the Notice to Option Holders dated October 26, 2007 (the “October 26 Notice”) via e-mail to option holders with known e-mail addresses and by first class mail to those without e-mail addresses is appropriate under Rule 13e-4(e).

The October 26 Notice communicated a change in the information about the cash election right that was distributed to option holders by first class mail on October 16, 2007.  The October 26 Notice informed option holders that Community had eliminated the condition that the cash election right was subject to completion of the merger of Community into Susquehanna Bancshares, Inc.  Rule 13e-4(e)(3) provides that a material change in the information published, sent or given to security holders must be disseminated promptly in a manner that is reasonably calculated to inform security holders of the change.

In an effort to quickly notify option holders of the deletion of the condition that the cash election right was subject to the completion of the merger of Community into Susquehanna, Community chose to use e-mail to communicate to those option holders for whom it has e-mail addresses.  Community has approximately 270 option holders and has e-mail addresses for approximately 250 of them.

Holders of Community options are directors, officers and other employees whom Community considers key employees.  In addition, some former directors and retired officers and employees also have options.  The purpose of Community’s option plan is to attract, retain and motivate highly qualified employees whose services substantially contribute to the success of the Company.  The plan is designed to provide incentives to key employees who are in a unique position to contribute to the long-term growth and profitability of the Company.  As such, the Company’s option holders are generally frequent users of e-mail.  No employees who do not use computers at work were sent the October 26 Notice by e-mail.   Directors to whom the notice was sent by e-mail have given the Company their individual e-mail addresses in order to receive Company communications electronically.

For some time, Community has used electronic means of communication, using both the intranet as well as e-mail.  Community has found e-mail to be an effective and reliable tool for quick and concise communication.  Almost all employees are assigned an individual e-mail address.  In addition, a company- wide generic address is also sometimes used to communicate to employees.  Electronic communication to the

Ms. Christina Chalk
Securities and Exchange Commission
October 30, 2007

Company’s directors has been very successful for Community.  Many directors have multiple home addresses; by using e-mail, the Company is able to quickly communicate without concern of the current location of the directors.

In preparing for distribution of the October 26 Notice, Community created a special contact list and verified this contact list against the option participant list. This contact list was used to ensure that e-mail only went to applicable option holders.  With Community’s historical use of electronic communication, Community believed that e-mail was the most reasonable manner of promptly disclosing the change in the information mailed to option holders on October 16, 2007.  For those whom Community did not have an e-mail address, the notice was disseminated by first class mail.  Community is confident that this combination of e-mail for those option holders who routinely receive e-mail from Community and first class mail for all other option holders satisfies the requirement that the change be disseminated promptly in a manner “reasonably calculated to inform security holders of the change” as required by Rule 13e-4(e)(3).

You also requested that Community amend its Schedule TO in order to clarify a statement made in Exhibit (a)(6).  Today, we are filing Amendment No. 2 to Community’s Schedule TO in order to clarify the statement.

In connection with responding to the Commission’s comment letter dated October 29, 2007, Community hereby acknowledges that:

•	Community is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Community may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration and cooperation in this matter.

Sincerely,
COMMUNITY BANKS, INC.

/s/ Anthony N. Leo

Anthony N. Leo

Company’s directors has been very successful for Community.  Many directors have multiple home addresses; by using e-mail, the Company is able to quickly communicate without concern of the current location of the directors.

In preparing for distribution of the October 26 Notice, Community created a special contact list and verified this contact list against the option participant list. This contact list was used to ensure that e-mail only went to applicable option holders.  With Community’s historical use of electronic communication, Community believed that e-mail was the most reasonable manner of promptly disclosing the change in the information mailed to option holders on October 16, 2007.  For those whom Community did not have an e-mail address, the notice was disseminated by first class mail.  Community is confident that this combination of e-mail for those option holders who routinely receive e-mail from Community and first class mail for all other option holders satisfies the requirement that the change be disseminated promptly in a manner “reasonably calculated to inform security holders of the change” as required by Rule 13e-4(e)(3).

You also requested that Community amend its Schedule TO in order to clarify a statement made in Exhibit (a)(6).  Today, we are filing Amendment No. 2 to Community’s Schedule TO in order to clarify the statement.

In connection with responding to the Commission’s comment letter dated October 29, 2007, Community hereby acknowledges that:

•	Community is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Community may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration and cooperation in this matter.

Sincerely,
COMMUNITY BANKS, INC.

/s/ Anthony N. Leo

Anthony N. Leo
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